MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 - Name and Address of Corporation

Zi Corporation
2100, 840 - 7th Avenue SW
Calgary, Alberta T2P 3G2
Telephone: (403) 233-8875
Fax: (403) 233-8878

Item 2 - Date of Material Change

The material change occurred on June 30, 2006

Item 3 - News Release

A Press Release was disseminated via CCN Matthews newswire service on June 30, 2006.

Item 4 - Summary of Material Change

Zi’s Chief Financial Officer Dale Kearns will resign from the Company in August to become the Chief Operating and Financial Officer of a Toronto Stock Exchange-traded software development company based in Calgary that does not compete with Zi.

Zi Corporation President and CEO Milos Djokovic, said that Kearns will assist Zi, if needed, during a transition period to be mutually agreed upon. The Company does not expect any delays in reporting its results for the second quarter ending June 30.

Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Executive Officer

The name of an Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Dale Kearns, Chief Financial Officer
Telephone: (403) 537-9769

Item 9 – Statement of Senior Officer

DATED at Calgary, Alberta, this 4th day of July, 2006.

ZI CORPORATION

Per:	/s/ Dale Kearns
Dale Kearns
Chief Financial Officer